EXHIBIT 21

SUBSIDIARIES OF ALASKA AIR GROUP, INC.

Name	State of Incorporation
Alaska Airlines, Inc.	Alaska
Horizon Air Industries, Inc.	Washington
Air Group Leasing, Inc.	Delaware